SEDI	Page 1 of 1

Back	2015-07-02, 10:49:08, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Norris.B	Issuer: TransGlobe Ener	Security: PSU Cash

Transaction Number	2680239
Security designation	PSU (Cash)
Opening balance of securities or contracts held	55620
Date of transaction	2015-06-30
Nature of transaction	56 - Grant of rights
Number or value of securities or contracts acquired	699
Equivalent number or value of underlying securities acquired	699
Number or value of securities or contracts disposed of
Equivalent number or value of underlying securities disposed of

Unit price or exercise price		Currency
Conversion or Exercise price		Currency
Date of expiry or maturity
Closing balance of securities or contracts held	56319	Insider's calculated
		balance
Filing date/time	2015-07-02
	10:49:03

General remarks (if necessary to	RE June 30, 2015 dividend
describe the transaction)
Private remarks to securities
regulatory authorities